UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINISAR CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

31787A101
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Stephen K. Workman
Senior Vice President, Finance,
Chief Financial Officer and Secretary
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, California 94089
(408) 548-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Zaitun Poonja, Esq.
Jill Mather Bartow, Esq.
Morgan, Lewis, & Bockius LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 843-4000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$3,800,349.42	$116.67

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 14,286,705 shares of common stock of Finisar Corporation will be replaced pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable.
	Form or Registration No.:	Not applicable.
	Filing party:	Not applicable.
	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐     third party tender offer subject to Rule 14d-1.
☑     issuer tender offer subject to Rule 13e-4.
☐     going-private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

ITEM 1. SUMMARY TERM SHEET
ITEM 2. SUBJECT COMPANY INFORMATION
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
ITEM 4. TERMS OF THE TRANSACTION
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
ITEM 10. FINANCIAL STATEMENTS
ITEM 11. ADDITIONAL INFORMATION
ITEM 12. EXHIBITS
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
INDEX OF EXHIBITS
EXHIBIT 99.(A)(1)
EXHIBIT 99.(A)(3)
EXHIBIT 99.(A)(4)
EXHIBIT 99.(A)(5)
EXHIBIT 99.(A)(6)
EXHIBIT 99.(A)(7)
EXHIBIT 99.(A)(8)
EXHIBIT 99.(A)(9)
EXHIBIT 99.(A)(10)
EXHIBIT 99.(A)(11)
EXHIBIT 99.(A)(12)
EXHIBIT 99.(A)(13)
EXHIBIT 99.(A)(14)
EXHIBIT 99.(A)(15)
EXHIBIT 99.(A)(16)
EXHIBIT 99.(A)(17)
EXHIBIT 99.(A)(18)
EXHIBIT 99.(D)(1)
EXHIBIT 99.(D)(2)
EXHIBIT 99.(D)(3)
EXHIBIT 99.(D)(4)
EXHIBIT 99.(D)(5)

ITEM 1. SUMMARY TERM SHEET.
The information set forth under “Summary Term Sheet” in the Offer to Replace Eligible Options, dated December 17, 2007 (the “Offer to Replace”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a) The name of the issuer is Finisar Corporation, a Delaware corporation (the “Company”); the address of its principal executive offices is 1389 Moffett Park Drive, Sunnyvale, California 94089; and its telephone number is (408) 548-1000. The information set forth in the Offer to Replace under Section 11 (“Information Concerning Finisar”) is incorporated herein by reference.
(b) This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to replace outstanding “Eligible Options” (as defined in the Offer to Replace) held by current employees of the Company (or any subsidiary) who are subject to income taxation in the United States so that they may avoid adverse tax consequences under Internal Revenue Code Section 409A. Each eligible participant may elect to tender his or her Eligible Options to the Company for cancellation and to receive in replacement a New Option (as defined in the Offer to Replace) that will be the same as the cancelled option, except with a new grant date and an Adjusted Exercise Price (as defined in the Offer to Replace). An Eligible Optionee who participates in the Offer whose New Option has an Adjusted Exercise Price per share in excess of the exercise price currently in effect for his or her cancelled Eligible Option will receive an award of restricted stock units from the Company, upon the terms and subject to the conditions set forth in the Offer to Replace and the related Election Form attached hereto as Exhibit (a)(13) (the “Election Form”). The New Options granted in cancellation of the tendered Eligible Options will avoid adverse tax consequences under Section 409A. The Offer is currently set to expire at 9:00 p.m. Pacific Standard Time on January 18, 2008 but may be extended (the “Expiration Date”). As of December 14, 2007, Eligible Options to purchase 14,286,705 shares of the Company’s common stock were outstanding.
The information set forth in the Offer to Replace on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Options; Eligible Optionees; Cancellation of Eligible Options and Grant of New Options; Restricted Stock Units; Former Employees; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Replaced”), Section 6 (“Acceptance of Eligible Options for Replacement and Grant of New Options and Restricted Stock Units”) and Section 9 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.
(c) The information set forth in the Offer to Replace under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Replace (“Information Concerning the Directors and Executive Officers of Finisar Corporation”) is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a) The information set forth in the Offer to Replace on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Options; Eligible Optionees; Cancellation of Eligible Options and Grant of New Options; Restricted Stock Units; Former Employees; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Replaced”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Replacement and Grant of New Options and Restricted Stock Units”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of New Options”), Section 10 (“New Options Will Not Differ from Eligible Options”), Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”), Section 16 (“Extension of the Offer; Termination; Amendment”) and Section 19 (“Forward-Looking Statements; Miscellaneous”) is incorporated herein by reference.
(b) The information set forth in the Offer to Replace under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.
(e) The information set forth in the Offer to Replace under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference. The Finisar Corporation 2005 Stock Incentive Plan, the Finisar Corporation 2001 Nonstatutory Stock Option Plan, and the Finisar Corporation 1999 Stock Option Plan, which was amended and renamed the Finisar Corporation 2005 Stock Incentive Plan effective as of September 8, 2005, pursuant to which the Eligible Options have been granted and related agreements are filed as Exhibits (d)(1), (d)(2), (d)(4) and (d)(5), and contain information regarding the subject securities.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) The information set forth in the Offer to Replace under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.
(b) The information set forth in the Offer to Replace under Section 6 (“Acceptance of Eligible Options for Replacement and Grant of New Options and Restricted Stock Units”) and Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.
(c) Not applicable.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) The information set forth in the Offer to Replace under Section 9 (“Source and Amount of Consideration; Terms of New Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.
(b) The information set forth in the Offer to Replace under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.
(d) Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) The information set forth in the Offer to Replace under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.
(b) The information set forth in the Offer to Replace under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a) The information set forth in the Offer to Replace under Section 11 (“Information Concerning Finisar Corporation”) and Section 18 (“Additional Information”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for its fiscal year ended April 30, 2007 is incorporated herein by reference. Item 1 (“Financial Statements (Unaudited)”) of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended October 28, 2007 is incorporated herein by reference.
(b) Not applicable.
(c) Summary Information. The information set forth in the Offer to Replace under Section 11 (“Information Concerning Finisar Corporation”) is incorporated herein by reference.
ITEM 11. ADDITIONAL INFORMATION.
(a) The information set forth in the Offer to Replace under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(b) Not applicable.

ITEM 12. EXHIBITS.

(a)(1)	Offer to Replace Eligible Options, dated December 17, 2007.

(a)(2)	Email to Current Employees dated December 4, 2007, re Restatement of Past Financial Reports and Urgent Information Regarding Unexercised Finisar Stock Options.*

(a)(3)	Email Announcement of Offer to Replace Eligible Options, dated December 17, 2007.

(a)(4)	Employee Presentation.

(a)(5)	Frequently Asked Questions.

(a)(6)	Screenshot of Login Page to Offer website at https://finisar.equitybenefits.com/.

(a)(7)	Screenshot of Welcome Page to Offer website at https://finisar.equitybenefits.com/.

(a)(8)	Screenshot of Electronic Election Form (screenshots 1-2).

(a)(9)	Screenshot of Election Review.

(a)(10)	Screenshot of Agreement to Terms of Election (screenshots 1-4).

(a)(11)	Screenshot of Print Confirmation (screenshots 1-2).

(a)(12)	Instructions to Electronic Election Form.

(a)(13)	Paper Election Form.

(a)(14)	Form of Election Confirmation Statement.

(a)(15)	Form of Email Reminder of Expiration Date.

(a)(16)	Form of Email to Individuals Choosing Not to Tender Eligible Options.

(a)(17)	Form of Notice of Expiration of Offer and Replacement of Eligible Options and Grant of Restricted Stock Units.

(a)(18)	Material Income Tax Consequences for Eligible Optionees Subject to Taxation Outside of the United States.

(a)(19)	Finisar Corporation Annual Report on Form 10-K for the fiscal year ended April 30, 2007, filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2007 is incorporated herein by reference.

(a)(20)	Finisar Corporation Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2007, filed with the SEC on December 12, 2007, is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Finisar Corporation 2005 Stock Incentive Plan (formerly, the Finisar Corporation 1999 Stock Option Plan).

(d)(2)	Form of Stock Option Agreement under the Finisar Corporation 2005 Stock Incentive Plan.

(d)(3)	Form of Restricted Stock Unit Issuance Agreement under the Finisar Corporation 2005 Stock Incentive Plan.

(d)(4)	Finisar Corporation 2001 Nonstatutory Stock Option Plan.

(d)(5)	Form of Stock Option Agreement under the Finisar Corporation 2001 Nonstatutory Stock Option Plan.

(g)	Not applicable.

(h)	Not applicable.

*      Previously filed.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
(a) Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

FINISAR CORPORATION

By:	/s/ Stephen K. Workman
Stephen K. Workman
Senior Vice President, Finance,
Chief Financial Officer and Secretary

Date: December 17, 2007

INDEX OF EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)	Offer to Replace Eligible Options, dated December 17, 2007.

(a)(2)	Email to Current Employees dated December 4, 2007, re Restatement of Past Financial Reports and Urgent Information Regarding Unexercised Finisar Stock Options.*

(a)(3)	Email Announcement of Offer to Replace Eligible Options, dated December 17, 2007.

(a)(4)	Employee Presentation.

(a)(5)	Frequently Asked Questions.

(a)(6)	Screenshot of Login Page to Offer website at https://finisar.equitybenefits.com/.

(a)(7)	Screenshot of Welcome Page to Offer website at https://finisar.equitybenefits.com/.

(a)(8)	Screenshot of Electronic Election Form (screenshots 1-2).

(a)(9)	Screenshot of Election Review.

(a)(10)	Screenshot of Agreement to Terms of Election (screenshots 1-4).

(a)(11)	Screenshot of Print Confirmation (screenshots 1-2).

(a)(12)	Instructions to Electronic Election Form.

(a)(13)	Paper Election Form.

(a)(14)	Form of Election Confirmation Statement.

(a)(15)	Form of Email Reminder of Expiration Date.

(a)(16)	Form of Email to Individuals Choosing Not to Tender Eligible Options.

(a)(17)	Form of Notice of Expiration of Offer and Replacement of Eligible Options and Grant of Restricted Stock Units.

(a)(18)	Material Income Tax Consequences for Eligible Optionees Subject to Taxation Outside of the United States.

(a)(19)	Finisar Corporation Annual Report on Form 10-K for the fiscal year ended April 30, 2007, filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2007 is incorporated herein by reference.

(a)(20)	Finisar Corporation Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2007, filed with the SEC on December 12, 2007, is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Finisar Corporation 2005 Stock Incentive Plan (formerly, the Finisar Corporation 1999 Stock Option Plan).

(d)(2)	Form of Stock Option Agreement under the Finisar Corporation 2005 Stock Incentive Plan.

(d)(3)	Form of Restricted Stock Unit Issuance Agreement under the Finisar Corporation 2005 Stock Incentive Plan.

(d)(4)	Finisar Corporation 2001 Nonstatutory Stock Option Plan.

(d)(5)	Form of Stock Option Agreement under the Finisar Corporation 2001 Nonstatutory Stock Option Plan.

(g)	Not applicable.

(h)	Not applicable.

*      Previously filed.